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                     July 21, 2023

       Mark McGivney
       Chief Financial Officer
       Marsh & McLennan Companies, Inc.
       1166 Avenue of the Americas
       New York, New York 10036

                                                        Re: Marsh & McLennan
Companies, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-05998

       Dear Mark McGivney:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance